EXHIBIT 99.1



Vanguard Reports Second Quarter Results

NASHVILLE, Tenn. – February 9, 2005 -- Vanguard Health Systems, Inc. (the "Company" or "Vanguard") today announced results for the second quarter ended December 31, 2004.

As previously announced, on December 31, 2004, certain subsidiaries of the Company acquired three acute care hospitals with a total of 768 beds and related healthcare businesses located in or around the cities of Worcester, Framingham and Natick in Massachusetts from subsidiaries of Tenet Healthcare Corporation. The Company's subsidiaries paid approximately $87.4 million at closing to purchase the property, plant and equipment and certain other assets and assumed certain liabilities of the hospitals and related healthcare businesses including transaction closing costs. The Company's subsidiaries funded the purchase price by borrowing $60.0 million of the $150.0 million acquisition delayed draw term facility under the Company's new senior secured credit facilities and by utilizing $27.4 million of cash on hand. The new secured credit facilities were entered into during September 2004 in connection with the purchase of a majority of the equity interests in the Company by affiliates of the Blackstone Group. The Company expects to invest an additional $39.5 million during its third fiscal quarter to build from operations net working capital for the purchased facilities. The Company anticipates borrowing the additional $90.0 million available under the acquisition delayed draw term facility on or prior to February 20, 2005 in order to fund the working capital buildup and for capital expenditures and other corporate needs.

Total revenues for the quarter ended December 31, 2004 were $499.8 million, an increase of $57.8 million or 13.1% from the prior year quarter. Patient service revenues and health plan premium revenues increased $52.1 million and $5.7 million, respectively, from the prior year quarter.

For the quarter ended December 31, 2004, the Company reported income before income taxes of $7.1 million compared to income before income taxes of $16.1 million during the prior year quarter. The decrease was primarily attributable to the additional interest costs associated with the incremental debt incurred to finance the Blackstone transaction in September 2004. Net income was $4.6 million for the quarter ended December 31, 2004 compared to $9.8 million for the prior year quarter.

Adjusted EBITDA was $54.2 million for the quarter ended December 31, 2004, an increase of $14.1 million or 35.2% from the prior year quarter. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the quarters ended December 31, 2003 and 2004 is included in the attached supplemental financial information.

The consolidated operating results for the quarter ended December 31, 2004 reflect a 4.5% increase in discharges and a 6.7% increase in hospital adjusted discharges compared to the prior year quarter. These volume improvements are primarily a result of the Company's service expansion strategies and physician initiatives.

Total revenues for the six months ended December 31, 2004 were $993.5 million, an increase of $141.6 million or 16.6% from the prior year period. Patient service revenues and health plan premium revenues increased $115.4 million and $26.2 million, respectively, from the prior year period.

For the six months ended December 31, 2004, the Company reported a loss before income taxes of $153.9 million compared to income before income taxes of $26.6 million during the prior year period. The current year loss before income taxes resulted from costs directly attributable to the Blackstone transaction including stock compensation of $96.7 million, debt extinguishment costs of $62.2 million and merger expenses of $23.1 million. The net loss for the six months ended December 31, 2004 was $105.5 million compared to net income of $16.1 million during the prior year period. The Company's current year net loss resulted from the after tax effect of the Blackstone-related costs.

Adjusted EBITDA was $106.2 million for the six months ended December 31, 2004, an increase of $31.8 million or 42.7% from the prior year period. A reconciliation of Adjusted EBITDA to net income (loss) as determined in accordance with generally accepted accounting principles for the six-month periods ended December 31, 2003 and 2004 is included in the attached supplemental financial information.

The consolidated operating results for the six months ended December 31, 2004 reflect a 5.4% increase in discharges and an 8.1% increase in hospital adjusted discharges compared to the prior year period. These volume improvements are primarily a result of the Company's service expansion strategies and physician initiatives as well as continued volume growth at West Valley Hospital, which opened during September 2003, and at a Phoenix hospital that reopened its emergency department during July 2003.

Cash flows from operating activities were $94.3 million for the six months ended December 31, 2004, an increase of $43.9 million from the prior year period. The significant increase was primarily due to improved operational performance during the current year period. Cash used in investing activities increased to $210.0 million during the six months ended December 31, 2004 from $76.7 million during the prior year period as a result of $50.8 million paid for Blackstone-related acquisition costs and $87.4 million paid to acquire the Massachusetts hospitals. Cash flows from financing activities were significantly affected by the equity and debt transactions associated with the Blackstone transaction.

"We are extremely pleased with our second quarter operating and financial results and expect to build on this success during the remainder of our fiscal year," commented Charles N. Martin, Jr., Chairman and Chief Executive Officer. "We look forward to working with the employees, healthcare professionals and community leaders at our new Massachusetts hospitals to provide quality healthcare services to these communities. Significant expansion projects underway in San Antonio and Phoenix are progressing as planned, and we continue to focus on service expansion and quality of care initiatives in our markets."

The Company will host a conference call for investors at 11:00 am EST on February 10, 2005. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed on the home page of the Company's Web site at **www.vanguardhealth.com** by clicking on Second Quarter Webcast or at **http://visualwebcaster.com/event.asp?id=26751**. If you are unable to participate during the live webcast, the call will be available on a replay basis on the Company's Web site **www.vanguardhealth.com**. To access the replay, click on Second Quarter Webcast on the Company's home page or later on the Latest News link on the Investor Relations page of **www.vanguardhealth.com**.

At December 31, 2004, Vanguard Health Systems, Inc. owned and operated 19 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California; San Antonio, Texas and Massachusetts. The Company's strategy is to develop locally branded, comprehensive healthcare delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including expanding services, strengthening relationships with physicians and managed care

organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding the Company's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause the Company's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, the Company's high degree of leverage; the Company's ability to incur substantially more debt; operating and financial restrictions in the Company's debt agreements; the Company's ability to successfully implement its business strategies; the Company's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the healthcare business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the healthcare industry; the possible enactment of Federal or state healthcare reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; the Company's exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; the impact of changes to the Company's charity care and self-pay discounting policies; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain healthcare costs; the availability and terms of capital to fund the expansion of the Company's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in the Company's filings from time to time with the Securities and Exchange Commission, including, among others, the Company's annual reports on Form 10-K and its quarterly reports on Form 10-Q and its registration statement on Form S-4 (Registration No. 333-120436) first filed with the Securities and Exchange Commission on November 12, 2004.

Although the Company believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by the Company that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on the Company's results of operations and financial condition. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations (Unaudited)
(In millions)

	Three months ended December 31,			
	2003 (predecessor)		2004	
Patient service revenues	$ 364.0	82.4%	$ 416.1	83.3%
Premium revenues	78.0	17.6	83.7	16.7
Total revenues	442.0	100.0	499.8	100.0
Costs and Expenses:				
Salaries and benefits	182.8	41.4	200.2	40.0
Supplies	68.5	15.4	80.6	16.1
Medical claims expense	57.0	12.9	56.6	11.3
Provision for doubtful accounts	30.0	6.8	35.5	7.1
Insurance	9.5	2.2	12.3	2.5
Other operating expenses	54.1	12.2	60.4	12.1
Depreciation and amortization	15.9	3.6	20.8	4.2
Interest, net	10.9	2.5	25.0	5.0
Stock compensation	–	0.0	0.2	0.1
Other	(2.8)	(0.6)	1.1	0.2
Total costs and expenses	425.9	96.4	492.7	98.6
Income before income taxes	16.1	3.6	7.1	1.4
Income tax expense	6.3	1.4	2.5	0.5
Net income	9.8	2.2	4.6	0.9
Preferred dividends	(0.9)	(0.2)	–	0.0
Net income attributable to common stockholders	$ 8.9	2.0%	$ 4.6	0.9%

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations (Unaudited)
(In millions)

	Six months ended December 31,			
	2003 (predecessor)		**2004 (combined basis)**	
Patient service revenues	$ 715.0	83.9%	$ 830.4	83.6%
Premium revenues	136.9	16.1	163.1	16.4
Total revenues	851.9	100.0	993.5	100.0
Costs and Expenses:				
Salaries and benefits	359.0	42.1	396.1	39.9
Supplies	133.8	15.7	160.0	16.1
Medical claims expense	100.9	11.9	116.9	11.8
Provision for doubtful accounts	60.3	7.1	70.0	7.0
Insurance	18.8	2.2	22.8	2.3
Other operating expenses	104.7	12.3	121.5	12.2
Depreciation and amortization	31.0	3.6	39.9	4.0
Interest, net	21.3	2.5	36.9	3.7
Stock compensation	–	0.0	96.9	9.8
Debt extinguishment costs	–	0.0	62.2	6.3
Merger expenses	–	0.0	23.1	2.3
Other	(4.5)	(0.5)	1.1	0.1
Total costs and expenses	825.3	96.9	1,147.4	115.5
Income (loss) before income taxes	26.6	3.1	(153.9)	(15.5)
Income tax expense (benefit)	10.5	1.2	(48.4)	(4.9)
Net income (loss)	16.1	1.9	(105.5)	(10.6)
Preferred dividends	(1.9)	(0.2)	(1.0)	(0.1)
Net income (loss) attributable to common stockholders	$ 14.2	1.7%	$ (106.5)	(10.7)%

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Operations (Unaudited)
(In millions)

	Predecessor	September 23, 2004 through December 31, 2004	Six months ended December 31, 2004 (combined basis)
	July 1, 2004 through September 22, 2004		
Patient service revenues	$ 377.3	$ 453.1	$ 830.4
Premium revenues	72.3	90.8	163.1
Total revenues	449.6	543.9	993.5
Costs and expenses:			
Salaries and benefits	178.7	217.4	396.1
Supplies	72.3	87.7	160.0
Medical claims expense	55.0	61.9	116.9
Provision for doubtful accounts	31.5	38.5	70.0
Insurance	9.5	13.3	22.8
Other operating expenses	55.5	66.0	121.5
Depreciation and amortization	17.4	22.5	39.9
Interest, net	9.8	27.1	36.9
Stock compensation	96.7	0.2	96.9
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	–	23.1
Other	(0.1)	1.2	1.1
Total costs and expenses	611.6	535.8	1,147.4
Income (loss) before income taxes	(162.0)	8.1	(153.9)
Income tax expense (benefit)	(51.3)	2.9	(48.4)
Net income (loss)	(110.7)	5.2	(105.5)
Preferred stock dividends	(1.0)	–	(1.0)
Net income (loss) attributable to common stockholders	$ (111.7)	$ 5.2	$ (106.5)

VANGUARD HEALTH SYSTEMS, INC.
Supplemental Financial Information (Unaudited)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In millions)

	Three months ended December 31,		Six months ended December 31,	
	2003 (predecessor)	**2004**	**2003 (predecessor)**	**2004 (combined basis)**
Net income (loss)	$ 9.8	$ 4.6	$ 16.1	$ (105.5)
Interest, net	10.9	25.0	21.3	36.9
Income tax expense (benefit)	6.3	2.5	10.5	(48.4)
Depreciation and amortization	15.9	20.8	31.0	39.9
Minority interests	(1.0)	(0.3)	(1.9)	(0.8)
Loss (gain) on sale of assets	(0.8)	0.2	(0.8)	0.8
Equity method income	(1.0)	(0.1)	(1.8)	(0.3)
Stock compensation	–	0.2	–	96.9
Debt extinguishment costs	–	–	–	62.2
Merger expenses	–	–	–	23.1
Monitoring fees	–	1.3	–	1.4
Adjusted EBITDA (a)	$ 40.1	$ 54.2	$ 74.4	$ 106.2

(a) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, gain or loss on the sale of assets, equity method income or loss, stock compensation, debt extinguishment costs, merger expenses and monitoring fees. Merger expenses include legal and advisory fees and management transaction bonuses incurred in connection with the purchase of a majority of the equity interests in the Company by affiliates of The Blackstone Group ("Blackstone") on September 23, 2004. Monitoring fees represent fees paid to Blackstone and Metalmark Subadvisor LLC for advisory and oversight services. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Balance Sheets
(In millions)

	Predecessor	(Unaudited)
	June 30, 2004	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 108.1	$ 36.6
Accounts receivable, net of allowance for uncollectible accounts of approximately $63.5 and $71.5 at June 30, 2004 and December 31, 2004, respectively	224.7	238.2
Supplies	34.6	42.1
Prepaid expenses and other current assets	33.7	41.9
Total current assets	401.1	358.8
Property, plant and equipment, net	866.9	997.4
Goodwill	109.3	109.3
Intangible assets, net	41.8	65.5
Unallocated purchase price	–	679.0
Other assets	8.7	23.1
Total assets	$ 1,427.8	$ 2,233.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 80.7	$ 107.8
Accrued health claims	41.6	47.9
Other accrued expenses and current liabilities	109.8	118.3
Current maturities of long-term debt	6.3	7.5
Total current liabilities	238.4	281.5
Other liabilities	99.2	71.0
Long-term debt, less current maturities	617.2	1,233.8
Payable-In-Kind Preferred Stock	61.0	–
Stockholders' equity:		
Common Stock	–	–
Additional paid-in capital	348.7	641.6
Retained earnings	63.3	5.2
Total liabilities and stockholders' equity	$ 1,427.8	$ 2,233.1

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows (Unaudited)
(In millions)

	Six months ended December 31,	
	2003 **(predecessor)**	**2004** **(combined basis)**
Operating activities:		
Net income (loss)	$ 16.1	$ (105.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	31.0	39.9
Provision for doubtful accounts	60.3	70.0
Deferred income taxes	6.3	(48.4)
Amortization of loan costs	0.9	1.4
Accretion of principal on senior discount notes	–	3.8
(Gain) loss on sale of assets	(0.8)	0.8
Stock compensation	–	96.9
Debt extinguishment costs	–	62.2
Merger expenses	–	23.1
Changes in operating assets and liabilities, net of effects of acquisitions:		
Accounts receivable	(74.6)	(83.6)
Supplies	(0.4)	(1.3)
Prepaid expenses and other current assets	2.3	4.5
Accounts payable	2.3	20.1
Accrued expenses and other liabilities	7.0	10.4
Net cash provided by operating activities	50.4	94.3
Investing activities:		
Acquisitions	(12.3)	(138.2)
Capital expenditures	(70.9)	(72.4)
Proceeds from asset dispositions	6.2	0.7
Other	0.3	(0.1)
Net cash used in investing activities	(76.7)	(210.0)
Financing activities:		
Proceeds from long-term debt	104.0	1,234.7
Payments of long-term debt and capital leases	(90.6)	(685.9)
Payments of loan costs and debt termination fees	–	(42.7)
Proceeds from issuance of common stock	–	494.9
Payments to retire stock and stock options	–	(964.9)
Proceeds from joint venture partner contributions	2.0	8.0
Exercise of stock options	0.1	0.1
Net cash provided by financing activities	15.5	44.2
Net decrease in cash and cash equivalents	(10.8)	(71.5)
Cash and cash equivalents, beginning of period	27.2	108.1
Cash and cash equivalents, end of period	$ 16.4	$ 36.6
Net cash paid for interest	$ 22.3	$ 26.2
Net cash paid (received) for income taxes	$ 1.3	$ –

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows (Unaudited)
(In millions)

	Predecessor July 1, 2004 through September 22, 2004	September 23, 2004 through December 31, 2004	Six months ended December 31, 2004 (combined basis)
Operating activities:			
Net income (loss)	$ (110.7)	$ 5.2	$ (105.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	17.4	22.5	39.9
Provision for doubtful accounts	31.5	38.5	70.0
Deferred income taxes	(50.9)	2.5	(48.4)
Amortization of loan costs	0.5	0.9	1.4
Accretion of principal on senior discount notes	–	3.8	3.8
Loss on sale of assets	0.6	0.2	0.8
Stock compensation	96.7	0.2	96.9
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	–	23.1
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(42.1)	(41.5)	(83.6)
Supplies	(0.3)	(1.0)	(1.3)
Prepaid expenses and other current assets	2.4	2.1	4.5
Accounts payable	41.4	(21.3)	20.1
Accrued expenses and other liabilities	7.0	3.4	10.4
Net cash provided by operating activities	78.8	15.5	94.3
Investing activities:			
Acquisitions	(50.8)	(87.4)	(138.2)
Capital expenditures	(29.8)	(42.6)	(72.4)
Proceeds from asset dispositions	0.5	0.2	0.7
Other	0.1	(0.2)	(0.1)
Net cash used in investing activities	(80.0)	(130.0)	(210.0)
Financing activities:			
Proceeds from long-term debt	1,174.7	60.0	1,234.7
Payments of long-term debt and capital leases	(683.9)	(2.0)	(685.9)
Payments of loan costs and debt termination fees	(40.9)	(1.8)	(42.7)
Proceeds from issuance of common stock	494.9	–	494.9
Payments to retire stock and stock options	(964.9)	–	(964.9)
Proceeds from joint venture partner contributions	–	8.0	8.0
Exercise of stock options	0.1	–	0.1
Net cash provided by (used in) financing activities	(20.0)	64.2	44.2
Net decrease in cash and cash equivalents	(21.2)	(50.3)	(71.5)
Cash and cash equivalents, beginning of period	108.1	86.9	108.1
Cash and cash equivalents, end of period	$ 86.9	$ 36.6	$ 36.6
Net cash paid for interest	$ 23.6	$ 2.6	$ 26.2
Net cash paid (received) for income taxes	$ (0.1)	$ 0.1	$ –

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Three months ended December 31,		
	2003 (predecessor)	2004	% Change
Actual:			
Number of hospitals at end of period (a)	16	19	
Licensed beds at end of period (a)	3,784	4,518	
Discharges	36,853	38,521	4.5%
Adjusted discharges-hospitals	53,638	57,219	6.7%
Average length of stay	4.18	4.18	0.0%
Patient days	154,105	160,914	4.4%
Adjusted patient days-hospitals	222,005	236,189	6.4%
Patient revenue per adjusted discharge-hospitals	$ 6,360	$ 6,837	7.5%
Outpatient surgeries	14,838	15,803	6.5%
Emergency room visits	133,653	129,498	(3.1)%
Charity care as a percent of patient service revenues	2.5%	3.0%	
Provision for doubtful accounts as a percent of patient service revenues	8.2%	8.5%	
Gross revenue payer mix:			
Medicare	30.8%	31.5%	
Medicaid	8.1%	8.5%	
Managed care	54.0%	53.5%	
Commercial	2.1%	1.6%	
Self pay	5.0%	4.9%	
Total	100.0%	100.0%	

(a)   The number of hospitals and number of licensed beds reflect the Company's acquisition of the Massachusetts hospitals on December 31, 2004, but none of the other measures presented in this table include operations related to the Massachusetts hospitals.

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Six months ended December 31,		
	2003 (predecessor)	2004 (combined basis)	% Change
Actual:			
Number of hospitals at end of period (a)	16	19	
Licensed beds at end of period (a)	3,784	4,518	
Discharges	72,562	76,507	5.4%
Adjusted discharges-hospitals	105,636	114,160	8.1%
Average length of stay	4.18	4.14	(1.0)%
Patient days	303,572	316,786	4.3%
Adjusted patient days-hospitals	437,709	467,078	6.7%
Patient revenue per adjusted discharge-hospitals	$ 6,375	$ 6,820	7.0%
Outpatient surgeries	29,430	31,792	8.0%
Emergency room visits	255,701	259,041	1.3%
Charity care as a percent of patient service revenues	2.4%	2.8%	
Provision for doubtful accounts as a percent of patient service revenues	8.4%	8.4%	
Gross revenue payer mix:			
Medicare	30.4%	30.9%	
Medicaid	8.4%	8.7%	
Managed care	54.3%	53.8%	
Commercial	2.0%	1.6%	
Self pay	4.9%	5.0%	
Total	100.0%	100.0%	

(a) The number of hospitals and number of licensed beds reflect the Company's acquisition of the Massachusetts hospitals on December 31, 2004, but none of the other measures presented in this table include operations related to the Massachusetts hospitals.

Contact: Vanguard Health Systems, Inc.
Aaron Broad, Director Investor Relations
(615) 665-6131